Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Washington Trust Bancorp, Inc.:

We consent to the use of our reports dated March 12, 2007, with respect to the consolidated balance sheets of Washington Trust Bancorp, Inc. and subsidiaries as of December 31, 2006 and 2005, and the related consolidated statements of income, changes in shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2006, management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2006 and the effectiveness of internal control over financial reporting as of December 31, 2006, incorporated herein by reference.

/s / KPMG LLP

Providence, Rhode Island
September 24, 2007